CANARY WHARF

GROUP PLC

82-4997

03 DEC -2 AM 7:21

03037845

JRG/AM/2762
21 November 2003

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street, N.W.
Washington D.C. 20549
USA

PROCESSED
DEC 15 2003
THOMSON FINANCIAL

SUPPL

Dear Ladies and Gentlemen

Canary Wharf Group plc – Submission Pursuant to Rule 12g3-2(b) under The Securities Exchange Act of 1934 ('Exchange Act')

We furnish herewith a supplement to our initial submission pursuant to Rule 12g3-2(b) of the Exchange Act, submitted to the Securities and Exchange Commission (the 'SEC') on August 11, 1999 consisting of documents lodged with the UKLA, notification of major interest in shares and a notification from the Takeover Panel.

The information and documents furnished pursuant to Rule 12g3-2(b) of the Exchange Act shall not be deemed to be filed with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act.

Any questions with regard to the enclosed submission may be addressed to the undersigned at 011-44-20-7418-2312.

Yours sincerely

J R Garwood
Group Company Secretary

dlw 12/3

RNS Number:1129S
Canary Wharf Group PLC
14 November 2003

Doc. Re. Annual General Meeting: Special Business Resolutions

Canary Wharf Group plc

Documents lodged with the UK Listing Authority

Pursuant to paragraphs 9.31 and 9.32 of the Listing Rules, Canary Wharf Group plc confirms that two copies of the Ordinary and Special Resolutions passed as Special Business at the Annual General Meeting held on 12 November 2003 have been submitted to the UK Listing Authority.

The documents will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at:

The Financial Services Authority

25 The North Colonnade

Canary Wharf

London E14 5HS

Tel: (020) 7676 1000

Dated: 14 November 2003

Contact for queries:

Anna Marie Holland

Tel No: 020 7537 5396

Company official making announcement:

Anna Marie Holland

Assistant Company Secretary

END

DOCEAKFLFLNDFFE

Canary Wharf Group - Holding(s) in Company

RNS Number:2175S
Canary Wharf Group PLC
18 November 2003

NOTIFICATION OF MAJOR INTEREST IN SHARES

On 17 November 2003 pursuant to Sections 198-202 of the Companies Act 1985, Canary Wharf Group plc ("the Company") was notified that Deutsche Bank AG and its subsidiary companies had a notifiable material interest in 24,194,772 ordinary shares of the Company (representing 4.14%* of the Company's issued share capital). It was further noted that part of this holding may relate to hedging arrangements for customer transactions.

Note:

*As at 17 November 2003, the Company had an issued share capital of 585,008,225.

Dated:

18 November 2003

Contact for queries:

Anna Marie Holland

020 7537 5396

Company official making announcement:

Anna Marie Holland

Assistant Company Secretary

Canary Wharf Group plc

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Takeover Panel - STATEMENT: CANARY WHARF GROUP

RNS Number:3479S
Takeover Panel
21 November 2003

2003/25

CANARY WHARF GROUP PLC

Introduction

1. The Takeover Panel met on 18 November 2003 to hear an appeal against a ruling of the Executive in relation to the possible acquisition by Silvestor Holdings Limited (" Silvestor") (through its subsidiary, Silvestor UK Properties Limited) of Canary Wharf Group plc ("Canary Wharf").

2. Silvestor is a company which, on completion of the acquisition, would be owned by a consortium of investors (the "Consortium") led by Morgan Stanley Real Estate Fund IV International limited partnerships ("MSREF") and Mr. Simon Glick. Mr. Glick (which includes for all purposes in this statement entities representing the interests of him and his family) is interested in shares representing approximately 14.5 per cent of the issued share capital of Canary Wharf.

3. The Executive ruled that Mr. Glick's participation in the Consortium is that of a joint offeror and, accordingly, that the arrangements between him and MSREF for that participation do not contravene Rule 16 of the Code. Brascan Corporation ("Brascan"), a potential competing offeror for and shareholder in Canary Wharf, appealed against this ruling.

Preliminary Points

4. It is to be noted that there has been no announcement by the Consortium of a firm intention to make an offer under Rule 2.5 and there can be no certainty whether, and if so when and on what terms, any offer will in fact be made. It is possible that the existing arrangements between Consortium members (which were at the heart of this appeal) may be altered, and this could require the Panel's conclusions to be reviewed.

5. Nevertheless, the Panel thought it right to consider the appeal once it had been lodged and not withdrawn by Brascan in view of Brascan's interest in the legitimacy of a possible offer by the Consortium. No parties objected to this course.

6. Having regard to the market sensitivity of the issues and to the commercial confidence attaching to the material which the Panel had to consider, the hearing was held (as it usually is) in private. This material included a series of evolving versions (including the current one dated 11 November 2003) of the arrangements between the members of the Consortium. The outline terms of the arrangements have, with the consent of the Consortium, been made available to Brascan as well as to the Panel to enable the issues to be debated and decided. Subject to that, the terms remain strictly private and confidential. Whilst the Panel always reserves the right to refer as necessary to confidential matters when giving reasons for its decisions, it will so far as it reasonably can preserve the commercial confidence of material at its disposal. Accordingly, in this statement the Panel avoids giving detail of confidential matters so far as possible. It is of course aware that if a formal offer is made details of any relevant arrangements then existing between Consortium members will have to be publicly disclosed, but would not wish unnecessarily to pre-empt that possibility.

7. Silvestor's offer is proposed to be implemented by means of a scheme of arrangement under Section 425 of the Companies Act 1985. As a member of the Consortium, Mr. Glick's shareholding would not be eligible to vote upon the proposed Scheme of Arrangement.

Brascan's Grounds of Appeal

8. The grounds are in summary that the arrangements between Mr. Glick and the members of the Consortium are in breach of General Principle 1 and Rule 16 of the Code, are not consistent with according to Mr. Glick the status of joint offeror, and in effect would provide disguised incremental consideration to Mr. Glick qua shareholder in contrast to the other shareholders of Canary Wharf.

9. Reliance is placed upon specific provisions in the Consortium terms said both to provide Mr. Glick with terms more favourable for his shareholding in Canary Wharf than would be received by other shareholders and indeed to give him preferential treatment over other members of the Consortium

10. Brascan does accept that a large shareholder in Canary Wharf is not precluded from being an offeror: indeed Brascan itself might, as it says, be a joint offeror. But it does contend that where the rights of joint offerors materially differ, such differences and the justification for them "must be credible and consistent with their

joint offeror status".

General Principle 1 and Rule 16

11. Rule 16 of the Code is derived from General Principle 1, which provides as follows:- "All shareholders of the same class of an offeree company must be treated similarly by an offeror".

This General Principle is reinforced by Rule 16 which prevents arrangements outside the terms of the offer which give some shareholders an advantage over others and/or provide those shareholders with an inducement to accept the offer. Rule 16 provides as follows:-

> "Except with the consent of the Panel, an offeror or persons acting in concert with it may not make any arrangements with shareholders and may not deal or enter into arrangements to deal in shares of the offeree company, or enter into arrangements which involve acceptance of an offer, either during an offer or when one is reasonably in contemplation, if there are favourable conditions attached which are not being extended to all shareholders"

12. Normally, therefore, an offeror is required to offer the same terms to all offeree company shareholders. But this approach may be qualified if one or more shareholders in the offeree company participate in the vehicle making the offer. Otherwise, management buy-outs for example would be prohibited to the potential detriment of existing offeree shareholders and so would offers by one or more such shareholders. Thus, the Executive has developed a practice to rule that where two or more persons come together to form a consortium on such terms and in such circumstances that each of them can in the particular case properly be considered to be a joint offeror, Rule 16 is not contravened if one (or more) of them is already a shareholder in the offeree company. Subject to that, joint offerors may make arrangements between themselves regarding the future membership, control and management of the business being acquired.

Offeror or Concert Party?

13. In determining who can properly be considered to be an offeror (or joint offeror) rather than simply acting in concert with the offeror vehicle, the Executive submitted as follows.

14. A genuine offeror is a person who, alone or with others, seeks to obtain control of an offeree company and who, following the acquisition of control, can expect to exert a significant influence over the offeree company, to participate in distributions of profits and surplus capital and to benefit from any increase in the value of the offeree company, while at the same time bearing the risk of a fall in its value resulting from the poor performance of the company's business or adverse market conditions.

15. Whether a person meets this test should be judged by reference to the facts of the particular case. In order to assist in the assessment of whether a person is a joint offeror, a number of factors relating to the person's participation in the offer consortium should be considered. These factors will influence the judgment as to whether the person is a genuine offeror and the weight attached to any particular factor will vary accordingly to the overall facts of the case. No single factor is to be regarded as determinative in considering whether a person can properly be considered to be an offeror, and equally it is by no means necessary that the person satisfies each of the relevant factors. The purpose of this approach, however, is to establish a framework so that parties and their advisers can understand the factors that will be considered and so that the Executive can have a consistent basis for judging whether a person is a joint offeror.

16. The factors or criteria which the Executive has developed when considering such cases are as follows:

(a) What proportion of the equity share capital of the bid vehicle will the person own after completion of the acquisition?

(b) Will the person be able to exert a significant influence over the future management and direction of the bid vehicle?

(c) What contribution is the person making to the consortium?

(d) Will the person be able to influence significantly the conduct of the bid?

(e) Are there arrangements in place to enable the person to exit from his investment in the bid vehicle within a short time or at a time when other equity investors cannot?

17. None of the parties suggested that these factors or criteria are inappropriate or inadequate in themselves and the Panel agrees. Having considered them, the Executive must, as it did in the present case, not regard them as exhaustive but stand back to ensure that, even if the criteria seem individually to be satisfied to a degree

sufficient to justify treating the person in question as an offeror, the arrangements looked at as a whole are consistent with General Principle 1 and Rule 16. Each case must be decided upon its own facts and earlier decisions on different facts are of little help.

Background to the Consortium Arrangements

18. The Panel accepts Brascan's point that the background to the arrangements may illuminate the motives of the participants and may show that what otherwise appears to be a genuine arrangement between offerors is in reality a transaction intended to confer preferred rights on a particular shareholder such as Mr. Glick. However, it rejects the suggestion that the background has that effect in the present case. Discussions between Mr. Glick and Brascan which ended in July 2003 did, for example, contemplate Mr. Glick taking a minority stake in a bid vehicle with Brascan. Mr. Glick sought, amongst other things, provisions including tax efficient terms, some of which were later reflected in the Consortium's arrangements but others were not. The Panel cannot accept that 18.even if Mr. Glick's "dealings with Brascan demonstrate that he was concerned with optionality and maximising the value of his shareholding" (for example seeking to avoid being in possession of confidential information which might restrict his freedom of action), that could be conclusive in assessing the arrangement he subsequently made in rather different terms with other parties. A similar point was made about the course of Mr. Glick's discussions with the Executive.

It was said that initially he contemplated realising cash for a significant part of his Canary Wharf shareholding as part of the offer process pursuant to the arrangements to be made with the other members of the Consortium. The current arrangements make no such provision and the Panel considers that it is these arrangements which must be scrutinised.

19. In considering points (b) and (c) of the Executive's criteria it is significant that Mr. Glick has a considerable history of involvement in Canary Wharf and an interest in protecting his investment and seeing it prosper in the future. He played a major role in the refinancing of Canary Wharf in 1995, has been a significant shareholder since that time and sat on the Board of Canary Wharf between 1995 and 1999. Indeed his concerns about the management of Canary Wharf in the first half of 2003 led him to invite Brascan to try to help him to regain a position on the Canary Wharf Board. Such matters do not suggest that the important provisions in the Consortium arrangements enabling Mr. Glick to have significant influence over the direction of the bid vehicle and over the future management of the business are window dressing, and the Panel does not consider that they are. They are potentially valuable to the Consortium as they are to Mr. Glick himself in the light of his skill as a property investor and his experience of, and concern for, the prosperity of Canary Wharf.

20. As to point (c) of the criteria the Panel also understands that in addition to being a sophisticated and experienced investor, (making investment in real estate amongst other areas) Mr. Glick has maintained as the largest investor in Canary Wharf an active dialogue with Mr. Reichmann (his fellow founder of the 1995 consortium which invested in Canary Wharf and until recently the Executive Chairman of the company) concerning the company's management. Canary Wharf remains Mr. Glick's own largest investment. The Panel accepts, as submitted on behalf of Mr. Glick and MSREF, that Mr. Glick has been closely involved personally and through his advisers in the evolution of the business plan of the Consortium, in the formulation of its bid strategy, in seeking to attract additional risk capital and in other matters relating to the proposed offer. All this is in the context of making a very substantial financial contribution to the Consortium through rolling over the whole of his existing shareholding in Canary Wharf. Mr. Glick would become the single largest shareholder in the bidding vehicle. The interest which he would acquire would exceed 30% of the equity and give him significant resulting influence. Mr. Glick's considerable investment satisfies point (a) of the criteria and furthermore he is exposed to very substantial risks. He will be holding an investment in a company which will have the additional debt burden generated by financing the acquisition in addition to servicing Canary Wharf's own existing substantial debt. By contrast, the other shareholders of Canary Wharf will be able to receive largely cash for their shares (220p out of a bid valued by the Consortium at 255p) and a share of the equity with an estimated value of some 35p per Canary Wharf share (with a mix and match election).

21. It is true that under the Consortium arrangements, Mr. Glick's shares will be of a special class which gives them some preferential rights as to income and capital not accorded to the shares held by other members of the Consortium or to ordinary shares held by others (including former Canary Wharf shareholders) in the bidding company. Much debate centred on the value of these rights. On one side it was argued that they were of no significant value and merely gave Mr. Glick some limited comfort. On the other it was said that they were obviously of value and though difficult to quantify this value was not insignificant. Why, it was said, confer them if they were of no value? It was argued that the value was such, and the determination of Mr. Glick to retain them demonstrated, that the true purpose behind the agreement was to benefit Mr. Glick qua shareholder.

22. The Panel is unable to accept that the rights in question have no value. It rejects the suggestion that because the Consortium's business plan does not envisage

circumstances in which the protections would be triggered, they are of no value to an investor, even though the value is presently difficult to quantify and may not be great. But the question is not simply one of valuation. If Mr. Glick is genuinely a joint offeror, as the Panel believes he is, it is for him to agree if he can with the other members of the Consortium the terms upon which he will participate in the bid vehicle, and to make a consensual arrangement for sharing the risk and rewards having regard to the respective contributions of each of the members. It is conceivable that advantages which an offeror may be able to obtain could undermine what would otherwise be his status as a joint offeror. However, having carefully considered the provisions already briefly mentioned above and others relied upon by Brascan in this case, such as a favourable sharing of costs if the proposed bid is abortive and the preferential rights in the bid vehicle to be attached to Mr. Glick's shares, the Panel considers that they are not incompatible with Mr. Glick's status as joint offeror. They are therefore not to be regarded as special treatment to Mr. Glick qua shareholder contrary to Rule 16.

23. There is no provision in the Consortium's arrangements for a short term exit by Mr. Glick and in the Panel's view point (e) of the criteria is satisfied. Eventual realisation of Mr. Glick's investment depends upon whether in the years to come the business plan of the Consortium is sufficiently achieved. Such arrangements as there are for eventual exit by Mr. Glick can be pre-empted by earlier action by other Consortium members.

Conclusion

24. Having considered the provisions of the arrangements against each of the criteria proposed by the Executive and looked at the arrangement as a whole, the Panel is satisfied that Mr. Glick is a joint offeror and that accordingly the terms of the Consortium arrangements do not infringe General Principle 1 or Rule 16.

25. Accordingly the appeal is dismissed.

21 November 2003

END

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